Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone:	(800) 557-4699
(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD ANNOUNCES RECORD
FIRST QUARTER 2006 RESULTS
(All dollar amounts in U.S. currency)
May 2, 2006
Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) is pleased to announce record results for the quarter ended March 31, 2006. Meridian Gold continues its commitment to growth through exploration, with a focus on returns and a dedication to responsible mining which are reflected in the first quarter highlights as follows:
HIGHLIGHTS:

•	Record net earnings of $17.6 million, or $0.18 per share

•	Record operating cash flow of $24.4 million

•	Gold production of 68,300 ounces at a negative net cash cost of ($64) per ounce fueled by record by-product silver production of 1.9 million ounces and record silver prices

•	Realized unhedged gold price of $559 per ounce and silver prices of $9.96 per ounce

•	Increased cash and short-term investment balances to $303.1 million (including restricted cash) while remaining debt free

•	Commenced the purchase of Minera Florida S.A., owner and operator of the Pedro Valencia mine located 73 kilometers south of Santiago, in the historic Alhue mining district of Chile

•	Discovered a new high grade vein system, Amancaya, 120 kilometers to the SSW of El Peñón in Meridian Gold’s Atacama land position
Brian J. Kennedy, President and Chief Executive Officer, commented “We continue to manage El Peñón for sustained cash flow, as higher gold and silver prices have resulted in record earnings and record cash flows. With the discovery of Amancaya, our Atacama Desert organic growth strategy is being validated. And finally, we have expanded our long-term commitment to the excellent mineral potential and business climate of Chile by announcing our intent to move forward with the purchase of 100% of Minera Florida S.A., owner and operator of the Pedro Valencia Mine, in the Alhue district of Chile.”

Exploration Report
New high-grade vein system discovered at Amancaya
Following the 2004 acquisition of the Amancaya property located in the Atacama Desert in Chile, 120 kilometers to the south of El Peñón, Meridian Gold has completed a trenching program and three drill campaigns totaling 131 drill-holes. This exploration work tested five vein zones over a combined strike length of 6 kilometers resulting in the identification of the most promising vein, the Central vein. A table of selected drill results from the Central vein is provided below:

AMANCAYA CENTRAL VEIN DRILL RESULTS
			Intercept*			Gold Equivalent
Hole	From (m)	To (m)	(m)	Gold g/t*	Silver g/t*	g/t*
EX019 EX022 EX024 EX025 EX027 EX030 EX031 EX032 EX039 EX042 EX077 EX079 EX080 EX081 EX091	38 216 236 116 52 162 96 222 12 120 16 203 48 251 213	40 220 240 120 56 166 104 226 14 122 18 207 50 256 216	2 4 4 4 4 4 8 4 2 2 2 4 2 5 3	6.4 11.9 10.4 8.1 16.5 18.1 22.6 7.0 9.3 7.3 13.5 14.2 14.6 297.0 24.5	109 12 16 37 443 59 172 11 130 10 226 32 234 132 16	8.1 12.1 10.6 8.6 23.3 19.0 25.2 7.2 11.3 7.5 17.0 14.7 18.2 299.0 24.8

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut. Gold equivalent calculated using 65 to 1 Ag to Au ratio.
All drill-holes and a long-section showing the Central vein can be found on Meridian Gold’s website at www.meridiangold.com. Reverse Circulation drilling has delineated the Central vein along 1,200 meters of strike length and 250 meters of dip length. The mineralization is classic low sulfidation epithermal consisting of trace amounts of galena and sphalerite in banded to massive quartz and chalcedony veins. Preliminary metallurgical test work completed on 135 kilograms of composite sample made from drill cuttings yielded gold and silver recoveries of 97% and 80% respectively, using a cyanide leach. There were no optimization studies completed with the metallurgical test work. In May 2006, Meridian Gold will commence expanded exploration drilling to further delineate the known high-grade ore shoots and the project’s potential.
Notice of Intent to Purchase Minera Florida S.A.
At the date of this earnings release, Meridian Gold has provided Minera Las Cenizas, the owner of Minera Florida S.A., a private Chilean Mining Company, a Notice of Intention to Exercise the Option to Purchase Minera Florida S.A. based on the Agreement signed in August of 2005. According to the Agreement, this will allow Meridian Gold to purchase a 100% interest in Minera Florida S.A. for $100 million, effective July 1st, 2006. Meridian Gold has completed a full due diligence of Minera Florida, and has been involved with an 8 month exploration program on site.

The Pedro Valencia mine is located on approximately 120 square kilometers of land SSW of Santiago, in the historic Alhue mining district of Chile. The Pedro Valencia mine is located at a moderate elevation typical of the Central Valley of Chile and the climatic conditions are similar to that of temperate Santiago. The Alhue mining district was a famous placer district in the mid 16th century but it wasn’t until the late 1700’s that gold was mined from mineralized veins. Since 1987, Minera Florida S.A. has produced approximately 1 million ounces of gold and 6 million ounces of silver. The Alhue district is known for its numerous vein zones that host gold and silver with lesser quantities of zinc, lead and copper. The deposits are hosted by the Lo Valle Formation, which consists of Upper Cretaceous volcanic flows, tuffs and volcaniclastics.
In 2005, the Pedro Valencia mine produced 70,000 ounces of gold at a cash operating cost of less than $200 per ounce using accompanying silver and zinc as by-product credits. Based on the 8 months of exploration drilling, Meridian Gold expects that the Pedro Valencia mine will continue to produce at these historic rates and costs for many years to come. Meridian Gold is currently preparing a reserve and resource estimate, which is National Instrument 43-101* compliant, based on existing and new exploration drilling which is due by late summer 2006. * National Instrument 43-101 (NI 43-101) is a rule developed by the Canadian Securities Administrators (CSA) and administered by the provincial securities commissions that governs how issuers disclose scientific and technical information about their mineral projects to the public.
Minera Florida S.A, has been a good partner in the community for nearly two decades and we expect the mine to continue to have a positive influence within the community, reflecting the sustainable development beliefs that are consistent with Meridian Gold’s philosophy and Chilean practices.
The Pedro Valencia mine uses sublevel open-stoping mining methods. The ground conditions are very good and little fortification is required. Ore is processed through its existing processing facility which includes crushing, grinding, flotation to produce a concentrate for leaching and metal recovery, followed by flotation of the leached tail for zinc concentration.
Exploration has continued to intersect potential ore grade mineralization in the Peumo zone with significant results shown below:

PEUMO ZONE DRILL RESULTS
Intercept*
Hole	From (m)	To (m)	(m)	Gold g/t*	Silver g/t*	Zinc (%)
ALH0031 ALH0032 ALH0032 ALH0044	189.2 74.9 178.2 79.0	195.3 82.1 194.1 103.7	6.1 7.2 15.9 24.7	4.3 5.4 6.2 4.9	477 28 50 10	0.3% 1.8% 1.5% 0.8%

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut.
In addition, several new holes were drilled into the Sorpresa zone including hole ALH0029 of 12.6 meters of 12.8 grams per tonne of gold, 42 grams per tonne of silver, and 0.8% zinc. New holes are planned in this area to more appropriately understand the orientation of the mineralization.

Qualified Person
William H. Wulftange, P. Geo., Manager of Business Development, has supervised the preparation of the technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101. See Qualifying Statement at the end of the Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion is limited to matters that, in the opinion of management of Meridian Gold Inc. (“Meridian Gold”, “Meridian” or the “Company”), are material, and represents management’s knowledge through the date of this press release, May 2, 2006.
OPERATIONS
El Peñón
During the first quarter of 2006, El Peñón delivered another impressive quarter with record cash flows and low costs, due to processing record silver grades, while at the same time processing slightly lower gold grades, on-going capital expansion projects and increasing reagent and material costs. The mine produced 68,300 ounces of gold and 1.9 million ounces of silver, at a net negative cash cost of ($64) per gold ounce versus 76,200 ounces of gold and 1.3 million ounces of silver at a net cash cost of $47 per gold ounce during the first quarter of 2005. Total net production costs including depreciation, depletion and amortization were $12 per gold ounce for the quarter, compared to $101 per gold ounce in the first quarter of 2005. These are the lowest quarterly net cash costs and total net production cost reported by the El Peñón property. This decrease in net cash cost and total net production cost is driven by the increase in silver production due to higher silver grades coming from the Dorada and Cerro Martillo sections of the underground mine, coupled with the recent 25-year highs for silver prices. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management’s discussion and analysis section of this report.)
Production from the underground mine continued to increase, resulting in an average rate for the first quarter of 2006 of 5,047 tonnes per day including ore, development and non-mineralized material, an improvement of 12% compared to the first quarter rate for 2005, which produced an average of 4,500 tonnes per day, and a 40% improvement since the production ramp-up process started in 2004 during which the average production rate was 3,600 tonnes per day. We continue to focus on development of the underground mine to improve mine flexibility to support the milling rate.
Since the third quarter of 2005, El Peñón has been producing ore exclusively from the underground mine. The underground mine produced 222,375 tonnes of ore at an average grade of 9.7 grams per tonne of gold and 270 grams per tonne of silver during the first quarter of 2006.
Drilling work continues to define the Fortuna vein while permitting and planning continues. Construction of the access to the Fortuna vein is planned to commence during the fourth quarter of 2006. The underground mine continues to provide ore from the Cerro Martillo, Dorada, Quebrada Colorada and Quebrada Orito structures.
During the quarter, the two access tunnels to the Providencia vein structure continued to be developed. Access from the southern end of Quebrada Colorada advanced 319 meters out of the planned total 820 meters. Access from the Dorada structure advanced 351 meters out of the planned total 1,320 meters. The Company expects to complete access to these tunnels and commence underground drilling of the Providencia structure and the southern end of Dorada, during late fourth quarter of 2006.
Mill throughput at El Peñón increased 17% in the first quarter of 2006, over the first quarter of 2005, to 2,657 tonnes per day. These throughput improvements are a result of the optimization of the existing facilities, mainly in the crushing circuit through modification to the pebble crusher, which was installed in 2003 and in the grinding circuit. Average gold mill head grades decreased according to plan during the quarter to 9.3 grams per tonne of gold versus 12.0 grams per tonne of gold in the first quarter of 2005 and average silver mill head grades increased to 268 grams per tonne of silver from 218 grams per tonne of silver in the first quarter of 2005. During the quarter, gold grades declined as part of our objective to mine and process grades closer to the ambient reserve grade and to minimize the impacts of lower gold recovery. The lower gold recovery is due to ongoing expansion projects. Capital projects to add a leach tank and clarifier modification were undertaken to expand the plant capacity. These capital projects are expected to be completed by mid 2007.
FINANCIAL RESULTS
First quarter 2006 vs. First quarter 2005
Meridian Gold has changed its method of reporting revenues as of January 1, 2006. Revenues are now presented as the combined revenues from gold and silver and exclude the refining costs, which are now included in costs of sales. In prior periods, the Company had included silver as a credit against cost of sales, and refining expenses had offset gold revenue. This change in presentation has been made to more appropriately align our reporting with current accounting practices and has been applied in a retroactive basis with the restatement of the prior period amounts presented in this document (See note 2 of the financial statements for additional details). The following paragraphs reflect this change in reporting.
Meridian Gold reported net earnings for the three months ended March 31, 2006 of $17.6 million ($0.18 per share), compared to net earnings of $9.8 million ($0.10 per share) for the same period in 2005. This marks the highest net earnings for a single quarter in Meridian Gold’s history. These increases are explained in the following paragraphs.
Total Sales revenue of $55.5 million in the first quarter of 2006, increased $13.6 million, or 32%, over the first quarter of 2005 of $41.9 million. Gold revenues increased 13% from $32.6 million to $37.0 million due to higher realized gold price versus the previous year’s quarter ($559/oz realized versus $429/oz), offset by a 13% decrease in gold ounces sold (66,100 ounces versus 76,300 ounces). The decrease in ounces produced and sold was due to a planned 23% decrease in the gold grade from 12.0 grams per tonne of gold in the first quarter of 2005 to 9.3 grams per tonne of gold in the same period of 2006, offset by an increase in tonnes processed. The silver revenues increased 99% from $9.3 million to $18.5 million due to higher realized silver prices versus the previous year’s quarter ($9.96 per ounce realized versus $7.05 per ounce) coupled with a 42% increase in silver ounces sold (1.87 million ounces versus 1.32 million ounces). The increase in silver production is due to an increased proportion of ore coming from higher silver grade sectors of the mine, mainly Dorada and Cerro Martillo. The tonnes processed for the first quarter of 2006 were 17% higher at 2,657 tonnes per day versus 2,278 tonnes per day in the same period of 2005.
In the first quarter of 2006, cost of sales equaled $14.6 million, an increase of $1.2 million (9%) compared to cost of sales in the first quarter of 2005 of $13.4 million. This increase in cost is due to higher tonnes processed (239,000 versus 205,000). Additionally, depreciation, depletion and amortization increased $1.0 million to $5.3 million reflecting increased throughput.
Exploration expense in the first quarter of 2006 of $4.7 million is in line with the first quarter 2005 expense of $4.9 million. The exploration spending results from continued aggressive exploration activities in Chile, with the Providencia and Fortuna vein systems at El Peñón and regional reconnaissance work, coupled with the spending at the Pedro Valencia Mine in Chile. Meridian Gold is also continuing its exploration programs in Nicaragua at the Natividad project and in Mexico at the Mercedes property.
Operating margins in the first quarter of 2006 were 50%, compared to operating margins of 39% in the first quarter of 2005. This increase is primarily a result of the higher revenues due to higher realized average metals prices.
Income tax expense in the first quarter of 2006 was $12.8 million, or an effective rate of 42% compared to $7.6 million, or an effective tax rate of 44%, in the first quarter of 2005. The increase in income tax expense is due to the higher earnings before taxes, as explained above. The Company’s stated tax rate in Chile, including the newly created mining tax or royalty, is approximately 36%. During the first quarter of 2006, Meridian Gold paid $5.7 million in cash taxes.
Net margins in the first quarter of 2006 were 32%, compared to net margins of 23% in the first quarter of 2005. This increase is primarily a result of the higher revenues due to higher realized average metals prices, somewhat offset by increased cost of sales, depreciation and income taxes.
Meridian Gold produced gold, using by-product method of accounting, for a negative ($64) net cash cost per gold ounce in the first quarter of 2006 compared to $47 per ounce net cash cost in the same period of 2005. (The measurement for net cash cost is a non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management’s discussion and analysis section of this report.)
LOOKING AHEAD
For 2006, Meridian Gold expects to produce approximately 280,000 ounces of gold and 6.5 million ounces of silver from El Peñón at a negative net cash cost of approximately ($25) per ounce. Since we account for silver revenue as a by-product when calculating net cash cost, the net cash cost is sensitive to the fluctuations in the price of silver. The decrease in gold ounces produced from previous forecasts is due to mining certain lower grade portions of the mine along with a planned decrease in mill head grade to minimize potential recovery losses while the plant is undergoing expansion projects. This production decrease in gold ounces is offset by an additional 1 million ounces of silver. We expect lower gold production levels during the first half of 2006 as reflected in the first quarter, returning to closer to average historical production rate for gold ounces in the second half of the year. During the first quarter of 2006, Meridian Gold has focused and will continue to focus on optimizing the sustained cash flow from the El Peñón mine.

Minera Florida S.A. Purchase
Meridian Gold has signed a letter of intent with the owners of Minera Florida S.A. to purchase 100% of this company for $100 million. Minera Florida S.A. is a privately held mining operation in Chile, which has been in operation for nearly 20 years. More recent historical production has been roughly 70,000 ounces of gold per year with by-product production of silver and zinc. Historical net cash costs have averaged less than $200 per ounce of gold using a by-product method of accounting. Meridian Gold has been exploring the property for 8 months under an option agreement that was signed in August of 2005. Meridian Gold is currently interpreting the existing and new exploration drilling results and expects to present a NI 43-101 reserve and resource report during the third quarter 2006. The Company expects the mine and plant to continue to produce at the historic levels for the foreseeable future.
Liquidity
Cash balances, including restricted cash and short-term investments, increased to $303.1 million as of March 31, 2006 due to strong cash flows fueled by strong operating performance and increased silver production at El Peñón, and higher gold and silver prices. Working capital increased to $289.8 million at March 31, 2006 from $262.9 million at December 31, 2005, primarily due to the growth in cash and short-term investment balances.
Cash to meet the Company’s operating needs, finance capital expenditures and fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $24.4 million in the first quarter of 2006 compared to $19.2 million in the first quarter of 2005.
Capital Resources
Anticipated cash requirements for 2006 include approximately $35 million for planned capital expenditures at El Peñón, which includes approximately $13 million in mine development, as the mine expands its mining production rate from 2000 to 2800 metric tonnes per day, as well as developing accesses to the Providencia structure, and development of the Fortuna project. An additional estimated $5 million will be required to fund capital expenditures at other Meridian Gold projects and locations. The Company expects to draw down $100 million of its cash on hand to complete the transaction for the purchase of the property owned by Minera Florida S.A. As mentioned above, the transaction is estimated to be completed on July 1, 2006 to purchase 100% of Minera Florida S.A.
Exploration is at the heart of Meridian Gold’s growth strategy and will continue to be an important focus throughout the year. Meridian Gold plans to spend approximately $25 million in 2006 to fund these efforts.
We believe that the planned capital and exploration requirements will be funded by existing operating cash flows, current cash and investments. Should the Company decide to develop other exploration and development properties, additional capital may be required. If additional funds are necessary, management believes they may be borrowed from third parties or raised by issuing shares of the Company; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.

Changes in Accounting Policies and Presentation
Silver Revenue and Refining Costs
Commencing January 1, 2006, the Company recognizes silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in silver’s market price. The Company previously recognized silver sales as a by-product and reported its silver revenue with cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including with cost of sales. Commencing January 1, 2006, both of these changes have been adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months ended March 31, 2005 have each been increased by $9.7 million ($9.3 million silver revenue, $0.4 refining expenses) from the amounts previously reported.
Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$55.5	$49.3	$42.2	$40.9	$41.9	$41.1	$40.8	$39.0
Pre-impairment net earnings(1)	17.6	12.3	9.0	9.1	9.8	7.5	9.6	9.7
Net earnings (loss)	17.6	(374.3)	9.0	9.1	9.8	7.5	9.6	9.7

Basic earnings per share, pre-impairment(2)	$0.18	$0.12	$0.09	$0.09	$0.10	$0.08	$0.10	$0.10
Diluted earnings per share pre-impairment	0.17	0.12	0.09	0.09	0.10	0.07	0.10	0.10
Basic earnings (loss) per share(2)	$0.18	$(3.73)	$0.09	$0.09	$0.10	$0.08	$0.10	$0.10
Diluted earnings (loss) per share	0.17	$(3.73)	0.09	0.09	0.10	0.07	0.10	0.10

(1)	Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of 2005

(2)	Quarterly amounts do not sum to full year amounts due to rounding
Outstanding Share Data
As of March 31, 2006, 100,505,944 (March 31, 2005 — 99,657,326) common shares were outstanding and there were 1,330,621 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$26.79 per share, of which 780,566 were exercisable with expiry dates between May 2008 and March 2016. As of May 1, 2006, 100,505,944 shares were outstanding.
Non-GAAP Measures
Meridian Gold has provided measures of “net cash cost per gold ounce” and “total net cost per gold ounce” which are included in this document. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties, net of silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total net cash costs per gold ounce are total net cash costs divided by gold ounces produced. Total net cost consists of “total net cash cost” plus depreciation, depletion and amortization expenses. Total net costs per gold ounce are total net costs divided by gold ounces produced.
The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), stakeholders use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.
(Unaudited and in millions of US dollars, except for gold production in ounces and cash costs per ounce)

	Three Months Ended
	March 31
	2006	2005

Cost of sales (Before depreciation, depletion and amortization)	$14.6	$13.4
Silver revenues	$(18.5)	$(9.3)
Other	(0.5)	(0.6)

Total net cash costs	(4.4)	3.5
Gold production in ounces from active properties	68,293	76,212

Total net cash costs per gold ounce	$(64)	$47

Total net cash costs	(4.4)	3.5
Depreciation, depletion and amortization from operations	5.2	4.2

Total net cost	$0.8	$7.7
Gold production in ounces from active properties	68,293	76,212

Total net cost per gold ounce	$12	$101

CAUTIONARY STATEMENT
Certain statements in this 2006 first quarter press release, financial statements for the period ending March 31, 2006 and management’s discussion and analysis constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.
The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
Qualified Statement
All drill samples sent for assay at El Peñón are subject to a rigorous Quality assurance and a Quality control Program that conforms to NI 43-101 standards. Duplicate reverse circulation drill samples are collected at 2 or 1 meter intervals, depending on type of drill target. One sample is sent for assay, and the duplicate is stored on site for verification and/or metallurgical purposes. Round Robin verified blind standards are inserted into the sample stream along with barren, duplicate and unmineralized samples that test sample preparation procedures, accuracy and precision of results and check for sample contamination at the lab. All core or diamond drill samples are mechanically split with one half of the sample stored on site and the second half sent for assay utilizing the QA/QC procedures. Acme Analytical Laboratories S.A. operates an on site sample preparation lab that is closely monitored by the El Peñón QA/QC Management. Sample pulps produced on site are sent to Acme Laboratories in Santiago, Chile for analysis. All samples are assayed using standard Fire/AA procedures (AuAA22, AgAA45). Gold results greater than 5 ppm* are re-analyzed using a gravimetric finish** (Au-GRA22). Silver results greater than 100 ppm are re-analyzed using a complete acid digestion (Ag-AA62) with silver assays greater than 300 ppm being re-analyzed using a gravimetric finish** (Ag-GRA22). Any assay results that are not deemed statistically acceptable are not entered into the database.
*parts per million
**results reported in grams per tonne
First Quarter Conference Call
Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday May 3, 2006, at 9:00 a.m. EDT through Thomson/CCBN. If you would like to listen to our conference call, you may dial (866) 362-4832 in the United States or Canada, and (617) 597-5364 from other international locations. Passcode #14341403. All participants will be required to register with the operator.
If you would prefer to follow the presentation on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or internationally (617) 801-6888. Passcode # 33900967. The webcast will be available for three months on Meridian Gold’s website.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista M. Muhr	Tel: (800) 572-4519
Manager, Investor Relations	Fax: (775) 850-3733
E-mail: krista.muhr@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended
	March 31
	2006	2005

El Peñón Mine
Gold production (ounces)	68,293	76,212
Silver production (ounces)	1,921,761	1,320,686
Tonnes ore mined (thousands)	222	215
Mill tonnes processed (thousands)	239	205
Avg. mill gold ore grade (grams/tonne)	9.3	12.0
Avg. mill silver ore grade (grams/tonne)	268	218
Mill gold recovery	95%	97%
Mill silver recovery	93%	92%
Net cash cost of production per gold ounce	$(64)	$47
Total net production cost per gold ounce	$12	$101
Beartrack Mine
Gold production — heap leach (ounces)	—	90
Company Totals
Ounces of gold produced	68,293	76,302
Ounces of gold sold	66,124	76,329
Ounces of silver sold	1,865,907	1,316,775
Avg. realized gold price per ounce	$559	$429
Avg. realized silver price per ounce	$9.96	$7.05
Net cash cost of production per gold ounce	$(64)	$47
Total net cost of production per gold ounce	$12	$101
Average realized gold prices are revenues divided by gold ounces sold.
Cash cost and total cost per gold ounce are net of silver by-product credits.

Capital Expenditures and Depreciation Detail - Q1 2006
(in millions of US$)	Cap. expenditures	DD&A

El Peñón & Chile	$4.2	$5.2
Rossi and other	0.6	0.1

Total	$4.8	$5.3

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	March 31	December 31
	2006	2005
Assets
Current assets
Cash and short-term investments	$289.2	$267.6
Restricted cash	13.9	13.9
Trade and other receivables	2.0	1.2
Inventory	7.5	7.1
Future income taxes — current	3.9	3.7
Other current assets	11.1	10.0

Total current assets	327.6	303.5
Mineral property, plant and equipment, net	89.2	89.6
Future income taxes — long-term	0.4	0.4
Other assets	11.0	11.0

Total assets	$428.2	$404.5

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$8.5	$13.4
Accrued and other liabilities	29.3	27.2

Total current liabilities	37.8	40.6
Other long-term liabilities	70.6	65.0
Future income taxes	12.8	12.8
Shareholders’ equity (note 5)	307.0	286.1

Total liabilities and shareholders’ equity	$428.2	$404.5

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three Months Ended
	March 31
	2006	2005
	(Restated - note 2)
Revenue	$55.5	$41.9
Costs and expenses
Cost of sales before depreciation, depletion and amortization	14.6	13.4
Depreciation, depletion and amortization	5.3	4.3
Exploration	4.7	4.9
Selling, general and administrative	3.2	2.9
Other	(0.1)	—

	27.7	25.5

Earnings before the following	27.8	16.4
Interest income	2.6	1.0

Earnings before taxes	30.4	17.4
Income tax (expense) benefit	(12.8)	(7.6)

Net earnings	$17.6	$9.8

Earnings per share
Basic	$0.18	$0.10
Diluted	$0.17	$0.10
Weighted average shares outstanding (in millions)
Basic	100.4	99.6
Diluted	101.0	100.4
See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings (Deficit)
(Unaudited and expressed in millions of US dollars)

	Three Months Ended
	March 31
	2006	2005

Balance at beginning of period	$(166.4)	$180.0
Net earnings	17.6	9.8

Balance at end of period	$(148.8)	$189.8

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three Months Ended
	March 31
	2006	2005

Cash flow from operating activities
Net earnings	$17.6	$9.8
Non-cash items:
Depreciation, depletion and amortization	5.3	4.3
Accretion of asset retirement obligations	0.3	0.1
Stock-based compensation	0.9	0.8
Provision for pension costs	0.1	0.1
Future income taxes	6.2	5.4
Changes in non-cash working capital and other accounts:
Trade and other receivables	(0.8)	(0.6)
Inventory	(0.4)	0.1
Other current assets	(1.3)	0.6
Other assets	0.3	(1.7)
Accounts payable, trade and other	(4.9)	0.6
Accrued and other liabilities	1.5	0.5
Other long-term liabilities	(0.1)	—
Reclamation expenditures	(0.3)	(0.8)

	24.4	19.2

Cash flow from (used in) investing activities
Capital expenditures	(4.8)	(11.5)
Short-term investments	(14.1)	(47.4)
Long-term investments	(0.4)	5.0

	(19.3)	(53.9)

Cash flow from financing activities
Proceeds from issuance of share capital	2.4	—

	2.4	—

Increase (decrease) in cash and cash equivalents	7.5	(34.7)
Cash and cash equivalents, beginning of period	58.3	103.1

Cash and cash equivalents, end of period	$65.8	$68.4

Cash and cash equivalents	$65.8	$68.4
Short-term investments	223.4	162.0

Cash and short-term investments	$289.2	$230.4

Cash paid for income taxes	$5.7	$2.8
Cash paid for interest	$—	$—
     See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months ended March 31, 2006
1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of these financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

2.	Changes in Accounting Policies and Presentation

Silver Revenue and Refining Costs

Commencing January 1, 2006, the Company recognizes silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in silver’s market price. The Company previously recognized silver sales as a by-product and reported its silver revenue as a credit to cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing January 1, 2006, both of these changes have been adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months ended March 31, 2005 have each been increased by $9.7 million from the amounts previously reported.

3.	Property Impairment

At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined additional impairment was not necessary as of March 31, 2006.

4.	Reclamation Liability

The continuity of the reclamation liability for the three months ended March 31 is as follows:

	Three Months Ended
	March 31
(in millions of US dollars)	2006	2005

Balance, beginning of period	$25.3	$11.8
Accretion	0.3	0.1
Expenditures	(0.3)	(0.8)

Balance, end of period	$25.3	$11.1

5.	Share Capital

Shareholders’ equity

	March 31,	December 31,
(in millions of US dollars)	2006	2005

Share capital	$394.3	$390.8
Additional paid-in capital	7.3	7.6
Retained earnings (deficit)	(148.8)	(166.4)
Cumulative translation adjustment	54.2	54.1

Total shareholders’ equity	$307.0	$286.1

Outstanding share data
As of March 31, 2006, 100,505,944 (December 31, 2005 — 100,233,173) common shares were outstanding and there were 1,330,621 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$26.79 per share, of which 780,566 were exercisable with expiry dates between May 2008 and March 2016. As of May 1, 2006, 100,505,944 shares were outstanding.
Stock options and restricted shares
The stock option activity for the three months ended March 31 is illustrated in the tables below:

	Three Months Ended March 31
	2006		2005
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,557,481	$11.38	1,932,151	$9.28
Granted	17,500	25.62	—	—
Exercised	(244,360)	9.80	(1,000)	4.95
Expired and/or cancelled	—	0.00	(25,000)	16.26

Stock options outstanding at end of period	1,330,621	$11.86	1,906,151	$9.19

Exercisable stock options	780,566	$9.50	1,284,815	$7.29

Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years
The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2006: dividend yield 0%, expected volatility of 50.0 percent, risk free interest rate of 4.6 percent, and expected lives of 5 years and with the following weighted average assumptions used for grants in 2005: dividend yield 0%, expected volatility of 56.3 percent, risk free interest rate of 3.5 percent, and expected lives of 5 years.
During the first quarter of 2006, 103,976 stock options were exercised that had a grant date after January 1, 2002, the effective date the Company was required to use the fair value method of accounting for stock options granted. Under CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments guidelines, the Company transferred $0.8 million from additional paid-in capital to common stock for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.
During the first quarter of 2006, the Company awarded 28,411 restricted shares that had a grant date average fair value of $18.71 per share. In 2005 the Company awarded 22,711 restricted shares that had a grant date average fair value of $13.04 per share. Restricted shares issued to management vest one-third per year over 3 years, and restricted shares issued to non-executive directors are immediately vested and remain restricted until the board member retires or ceases to be a member of the Board.

6.	Employee future benefits

The total net defined benefit expense of the Company’s pension plan is $0.1 million for the three months ended March 31, 2006 (2005 — $0.1 million).